

January 24, 2012

Via E-mail
Mr. Edward Hu
Chief Financial Officer and Chief Operating Officer
WuXi PharmaTech (Cayman) Inc.
288 Fute Zhong Road
Waigaoqiao Free Trade Zone
Shanghai 200131
People's Republic of China

Re: **WuXi PharmaTech (Cayman) Inc.**
           Form 20-F for the Year Ended December 31, 2010
           Filed April 27, 2011
           File No. 001-33623

Dear Mr. Hu:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief